Corbett Lake Minerals, Inc.
                       Suite 1500-885 West Georgia Street
                             Vancouver, B.C., Canada
                                    V6C 3E8

                                                                February 8, 2000



United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:    Richard K. Wulff
---------
              Goldie B. Walker


Re:    Corbett Lake Minerals, Inc.
       Registration Statement on Form 10-SB
       Filed December 13, 1999
                                File No. 0-28477

Dear Mr. Wulff and Ms. Walker:

Further to your letter of December 17, 1999, we formally and voluntarily withdraw this Form 10-SB as we did not receive your letter until February 4, 2000 and do not believe that we can clear comments before our registration becomes effective.


Yours truly,

Corbett Lake Minerals, Inc.

Per:   "Jason John"
---------------------------
Jason John
President